SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23091

RECEIVED
MAR 0 1 2002
365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEB Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

542 S. Dearborn Street, Suite 300
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence R. Grant (312) 922-3264
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lawrence R. Grant, affirm that, to the best of my knowledge and belief the statement of financial condition pertaining to the firm of PEB Financial Group, Inc., as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

26th day of February, 2002

[Signature]
Signature
Lawrence R. Grant
Vice President & Chief Financial Officer
Title

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

PEB Financial Group, Inc.
Table of Contents
December 31, 2001

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
PEB Financial Group, Inc.

We have audited the accompanying statement of financial condition of PEB Financial Group, Inc. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEB Financial Group, Inc. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 8, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

PEB Financial Group, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Current assets		
Cash and cash equivalents	$	38,680
Securities owned		348,658
Commissions receivable		142,593
Total assets	$	529,931

Liabilities and Stockholder's Equity

Current liabilities		
Commissions payable	$	143,924
Bank loan		60,000
Accounts payable and accrued expenses		71,199
Total liabilities		275,123
Stockholder's equity		
Common stock		38,510
Paid-in capital		490
Retained earnings		215,808
Total stockholder's equity		254,808
Total liabilities and stockholder's equity	$	529,931

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—PEB Financial Group, Inc. (the "Company") is a registered securities broker-dealer that provides annuity contracts and investment company products to its customers located in the Midwestern region of the United States.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are highly liquid investments purchased with a maturity of three months or less.

Securities Owned—Investments in securities owned are primarily mutual funds, and are carried at market value.

Income Recognition—Securities transactions and the related commission revenues and expenses are recorded on trade date.

Income Taxes—The Company files a consolidated federal income tax return with its parent company. By agreement, the provision or benefit for income taxes is computed and paid to or received from the parent company as if the Company filed a separate income tax return.

Note 2 Concentrations

Commissions receivable represents a concentration of credit risk and relates to transactions with insurance companies and broker-dealers.

Approximately 11 percent of the Company's revenues are derived from a payroll deduction program at a single employer group.

Note 3 Related-Party Transactions

Under an informal agreement with its parent company, the Company pays management fees for office space and services received.

Note 4 Profit Sharing Plan

The Company has a defined contribution profit sharing plan covering all eligible employees, as defined.

Note 5 Income Taxes

The Company has a net operating loss carryforward available to offset future taxable income of approximately $108,000, which expires in 2021. The Company has a deferred tax asset of $32,000 arising from this net operating loss carryforward, offset by a deferred tax liability of $9,700 for unrealized gains on securities owned and a valuation allowance of $22,300 to reduce the asset to its realizable amount based upon management's evaluation of the likelihood of realization.

Note 6 Bank Loan

For working capital purposes, the Company has a bank revolving line of credit in the amount of $100,000, due on demand, at a variable rate of interest, currently 4.75 percent. The line of credit is personally guaranteed by the sole shareholder of its parent and secured by the pledge of general assets of the Company. The amount outstanding at December 31, 2001, $60,000, was repaid January 3, 2002.

Note 7 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the Rule, the Company is required to maintain "net capital" equivalent to $25,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $183,000 and $25,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

PEB Financial Group, Inc.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934

A M & G CHECKERS SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants